EXHIBIT 99.1

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News Release

Media Contact:	Investor Contact:
Fred Hawrysh	Frank J. Golden
Global Director, External Communications	Vice President, Investor Relations
(203) 539-8314	(203) 539-8470
fred.hawrysh@thomson.com	rank.golden@thomson.com

Thomson Vice Chairman Brian H. Hall to Retire

STAMFORD, Conn.; August 10, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading global provider of information solutions to business and professional customers, announced today that the company’s vice chairman, Brian H. Hall, will retire from Thomson effective September 1, 2007.

“I am very proud and thankful to have been a key member of the executive team that led the transformation of Thomson into a global leader in our industry,” Mr. Hall said. “With Thomson entering a new phase of growth through the proposed transaction with Reuters, it is the right time for me to explore new challenges. I thank all of my colleagues for their support and I am confident in the future success of The Thomson Corporation.”

Mr. Hall joined Thomson in 1995 as president and CEO of Thomson Legal Publishing, where he led the acquisition and integration of West Publishing, which formed the foundation of the Thomson Legal & Regulatory group. Over the course of his career, Mr. Hall was responsible for the strong growth of Thomson’s legal and regulatory businesses, with 2006 revenues exceeding $3.6 billion. In his current role as vice chairman, Mr. Hall has played a leading role in systematizing the company’s growth strategy and investment decisions.

“Brian has been an invaluable asset and exemplary leader at Thomson, playing a pivotal role in shaping and positioning our legal and regulatory business as a global leader and creating a culture that recognizes and rewards success,” said Richard J. Harrington, Thomson’s president and CEO. “Since joining Thomson more than a decade ago, Brian has led the growth of our legal and regulatory businesses into our company’s largest and most profitable segment. In addition, Brian was the primary driver of Thomson University and, as a result, helped to develop a new generation of leaders across our organization. We are grateful to Brian for his dedication and commitment and thank him for his many years of contributions. We wish him well in his future endeavours.”

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers.  With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare.  The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).